UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Apartment Investment and Management Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03748R747

(CUSIP Number)

Jonathan Litt

Land & Buildings Investment Management, LLC

1 Landmark Square, 17th Floor

Stamford, Connecticut 06901

(203) 987-5827

STEVE WOLOSKY, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

Land & Buildings Capital Growth Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,201,338
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,201,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,201,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

L&B GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,201,338
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,201,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,201,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

L&B Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		529,843
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

529,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

529,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

L&B Total Return Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,116,991
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,116,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,116,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

L&B Secular Growth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,498
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

39,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

Land & Buildings Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,247,927
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,247,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,247,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

Jonathan Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,247,927
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,247,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,247,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 03748R747

1	NAME OF REPORTING PERSON

Corey Lorinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 03748R747

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Secular and L&B Management through the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,201,338 Shares beneficially owned by L&B Capital is approximately $8,232,519, excluding brokerage commissions. The aggregate purchase price of the 529,843 Shares beneficially owned by L&B Opportunity is approximately $3,677,629, excluding brokerage commissions. The aggregate purchase price of the 1,116,991 Shares beneficially owned by L&B Total Return is approximately $7,168,828, excluding brokerage commissions. The aggregate purchase price of 39,498 Shares beneficially owned by L&B Secular is approximately $256,318, excluding brokerage commissions. The aggregate purchase price of the 4,360,257 Shares held in the Managed Account is approximately $29,997,036, excluding brokerage commissions. The aggregate purchase price of the 9 Shares beneficially owned by Mr. Lorinsky is approximately $335, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 147,828,542 Shares outstanding, as of August 11, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 15, 2023.

A.	L&B Capital
(a)	As of the date hereof, L&B Capital beneficially owned directly 1,201,338 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,201,338
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,201,338

(c)	The transactions in the securities of the Issuer by L&B Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on September 29, 2023, L&B Capital collapsed the box with respect to 112,359 Shares.
B.	L&B GP
(a)	L&B GP, as the general partner of L&B Capital, may be deemed the beneficial owner of the 1,201,338 Shares owned by L&B Capital.

10

CUSIP No. 03748R747

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,201,338
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,201,338

(c)	L&B GP has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of L&B Capital during the past sixty days are set forth above and in Schedule A and are incorporated herein by reference.
C.	L&B Opportunity
(a)	As of the date hereof, L&B Opportunity beneficially owned directly 529,843 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 529,843
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 529,843

(c)	The transactions in the securities of the Issuer by L&B Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on September 29, 2023, L&B Opportunity collapsed the box with respect to 49,555 Shares.
D.	L&B Total Return
(a)	As of the date hereof, L&B Total Return beneficially owned directly 1,116,991 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,116,991
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,116,991

(c)	The transactions in the securities of the Issuer by L&B Total Return during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on September 29, 2023, L&B Total Return collapsed the box with respect to 104,470 Shares.
E.	L&B Secular
(a)	As of the date hereof, L&B Secular beneficially owned directly 39,498 Shares.

Percentage: Less than 1%

11

CUSIP No. 03748R747

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,498
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,498

(c)	The transactions in the securities of the Issuer by L&B Secular during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on September 29, 2023, L&B Secular collapsed the box with respect to 3,694 Shares.
F.	L&B Management
(a)	L&B Management, as the investment manager of each of L&B Capital, L&B Opportunity, L&B Total Return and L&B Secular and as the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,201,338 Shares owned by L&B Capital, (ii) 529,843 Shares owned by L&B Opportunity, (iii) 1,116,991 Shares owned by L&B Total Return, (iv) 39,498 Shares owned by L&B Secular, and (v) 4,360,257 Shares held in the Managed Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,247,927
3. Sole power to dispose or direct the disposition:
4. Shared power to dispose or direct the disposition: 7,247,927

(c)	L&B Management has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Secular and the Managed Account during the past sixty days are set forth above and in Schedule A and are incorporated herein by reference. In addition to the transactions set forth above and in Schedule A, on September 29, 2023, L&B Management, on behalf of the Managed Account, collapsed the box with respect to 407,808 Shares.
G.	Jonathan Litt
(a)	Mr. Litt, as the managing principal of L&B Management, the investment manager for each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,201,338 Shares owned by L&B Capital, (ii) 529,843 Shares owned by L&B Opportunity, (iii) 1,116,991 Shares owned by L&B Total Return, (iv) 39,498 Shares owned by L&B Secular, and (v) 4,360,257 Shares held in the Managed Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,247,927
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,247,927

12

CUSIP No. 03748R747

(c)	Mr. Litt has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Secular and the Managed Account during the past sixty days are set forth above and in Schedule A and are incorporated herein by reference.
H.	Corey Lorinsky
(a)	As of the date hereof, Mr. Lorinsky beneficially owned directly 9 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 9 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lorinsky has not entered into any transactions in the securities of the Issuer during the past sixty days.

Each of the Reporting Person disclaims beneficial ownership of the Shares reported owned herein except to the extent of his or its pecuniary interest therein.

(e)	As of September 29, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the date hereof, L&B Capital, L&B Opportunity, L&B Total Return, L&B Secular and the Managed Account have a short interest in 1,201,338, 529,843, 1,116,991, 39,498 and 4,360,257 Shares, respectively.

As previously disclosed, L&B Capital and L&B Management, through the Managed Account, entered into certain Derivative Agreements (as defined in the Schedule 13D) with certain unaffiliated third party financial institutions, which provided L&B Capital and L&B Management, through the Managed Account, with economic results that were comparable to the economic results of ownership but did not provide L&B Capital and L&B Management, through the Managed Account, with the power to vote or direct the voting or dispose of or direct the disposition of the notional Shares that were the subject of the Derivative Agreements. As of the date hereof, L&B Capital and L&B Management, through the Managed Account, have exited their respective swap positions and are no longer a party to the Derivative Agreements.

13

CUSIP No. 03748R747

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023

Land & Buildings Capital Growth Fund, LP

By:	Land & Buildings Investment Management, LLC, Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B GP LP

By:	L&B GP LLC, General Partner

By:	Land & Buildings Investment Management, LLC, Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Opportunity Fund, LLC

By:	Land & Buildings Investment Management, LLC, Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

14

CUSIP No. 03748R747

L&B Total Return Fund LLC

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Secular Growth

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings Investment Management, LLC

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

/s/ Jonathan Litt
Jonathan Litt

/s/ Corey Lorinsky
Corey Lorinsky

15

CUSIP No. 03748R747

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LAND & BUILDINGS CAPITAL GROWTH FUND, LP

Sale of Common Stock[1]	(34,079)	8.3706	07/31/2023
Sale of Common Stock[1]	(13,561)	8.1003	08/03/2023
Sale of Common Stock[1]	(6,711)	7.9095	08/24/2023
Sale of Common Stock[1]	(14,681)	7.9112	08/28/2023
Sale of Common Stock[1]	(16,044)	7.8491	08/29/2023
Sale of Common Stock[1]	(14,900)	7.8282	08/30/2023
Sale of Common Stock[1]	(14,899)	7.7160	08/31/2023

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC

(Through the Managed Account)

Sale of Common Stock[1]	(1,687)	8.3706	07/31/2023
Sale of Common Stock[1]	(77,966)	8.3706	07/31/2023
Sale of Common Stock[1]	(104,541)	8.3706	07/31/2023
Sale of Cash-Settled Total Return Swap	(35,401)	8.2460	08/01/2023
Sale of Cash-Settled Total Return Swap	(116,388)	8.2460	08/01/2023
Sale of Cash-Settled Total Return Swap	(24,209)	8.2085	08/02/2023
Sale of Cash-Settled Total Return Swap	(79,590)	8.2085	08/02/2023
Sale of Common Stock[1]	(31,025)	8.1003	08/03/2023
Sale of Common Stock[1]	(671)	8.1003	08/03/2023
Sale of Common Stock[1]	(41,600)	8.1003	08/03/2023
Sale of Common Stock[1]	(6,274)	7.9095	08/24/2023
Sale of Common Stock[1]	(9,411)	7.9095	08/24/2023
Sale of Cash-Settled Total Return Swap	(10,483)	7.8800	08/24/2023
Sale of Common Stock[1]	(20,587)	7.9095	08/24/2023
Sale of Cash-Settled Total Return Swap	(34,466)	7.8800	08/24/2023
Sale of Common Stock[1]	(23,237)	7.9112	08/28/2023
Sale of Common Stock[1]	(35,788)	7.9112	08/28/2023
Sale of Common Stock[1]	(20,319)	7.9112	08/28/2023
Sale of Cash-Settled Total Return Swap	(10,146)	7.8898	08/28/2023
Sale of Common Stock[1]	(25,395)	7.8491	08/29/2023
Sale of Common Stock[1]	(39,111)	7.8491	08/29/2023
Sale of Common Stock[1]	(22,206)	7.8491	08/29/2023
Sale of Common Stock[1]	(23,586)	7.8282	08/30/2023
Sale of Common Stock[1]	(36,324)	7.8282	08/30/2023
Sale of Common Stock[1]	(20,625)	7.8282	08/30/2023
Sale of Common Stock[1]	(36,321)	7.7160	08/31/2023
Sale of Common Stock[1]	(23,584)	7.7160	08/31/2023
Sale of Cash-Settled Total Return Swap	(400,629)	7.6293	08/31/2023
Sale of Common Stock[1]	(20,622)	7.7160	08/31/2023
Sale of Cash-Settled Total Return Swap	(26,074)	7.6643	09/01/2023

CUSIP No. 03748R747

L&B OPPORTUNITY FUND, LLC

Sale of Common Stock[1]	(11,485)	8.3706	07/31/2023
Sale of Common Stock[1]	(4,570)	8.1003	08/03/2023
Sale of Common Stock[1]	(2,262)	7.9095	08/24/2023
Sale of Common Stock[1]	(4,948)	7.9112	08/28/2023
Sale of Common Stock[1]	(5,407)	7.8491	08/29/2023
Sale of Common Stock[1]	(5,022)	7.8282	08/30/2023
Sale of Common Stock[1]	(5,021)	7.7160	08/31/2023

L&B TOTAL RETURN FUND LLC

Sale of Common Stock[1]	(92,549)	8.3706	07/31/2023
Sale of Common Stock[1]	(36,828)	8.1003	08/03/2023
Sale of Common Stock[1]	(18,225)	7.9095	08/24/2023
Sale of Common Stock[1]	(39,867)	7.9112	08/28/2023
Sale of Common Stock[1]	(43,569)	7.8491	08/29/2023
Sale of Common Stock[1]	(40,466)	7.8282	08/30/2023
Sale of Common Stock[1]	(40,461)	7.7160	08/31/2023

L&B SECULAR GROWTH

Sale of Common Stock[1]	(2,693)	8.3706	07/31/2023
Sale of Common Stock[1]	(1,072)	8.1003	08/03/2023
Sale of Common Stock[1]	(530)	7.9095	08/24/2023
Sale of Common Stock[1]	(1,160)	7.9112	08/28/2023
Sale of Common Stock[1]	(1,268)	7.8491	08/29/2023
Sale of Common Stock[1]	(1,177)	7.8282	08/30/2023
Sale of Common Stock[1]	(1,177)	7.7160	08/31/2023

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1 Represents a short sale.